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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115641

Prospectus Supplement No. 1 dated December 9, 2004
(To Prospectus dated November 8, 2004)

         Caesars Entertainment, Inc.

Floating Rate Contingent Convertible Senior Notes due 2024

        This document supplements the prospectus dated November 8, 2004, as amended and supplemented from time to time, related to the resale by the holders of Floating Rate Contingent Convertible Senior Notes due April 15, 2024 and the shares of common stock into which the notes are convertible.

        This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus dated November 8, 2004, including any amendments or supplements to it. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

        The notes were originally issued by us to Deutsche Bank Securities Inc. and the other initial purchasers in a transaction exempt from the registration requirements of the Securities Act and were immediately resold by the initial purchasers in reliance on Rule 144A to persons who represented to the initial purchasers that they were qualified institutional buyers. Each institution that purchased the notes from the initial purchasers and who has provided us with a questionnaire setting forth the information specified below, and that selling security holder's transferees, pledgees, donees and successors (collectively, the "selling security holders"), may from time to time offer and sell pursuant to this prospectus supplement any or all of the notes held by that selling security holder and common stock into which the notes are convertible.

        The following table sets forth information as of December 8, 2004, with respect to the selling security holders and the principal amounts of notes beneficially owned by each selling security holder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling security holders pursuant to the questionnaires referred to above. No holder of the notes may sell the notes or shares without furnishing to us a questionnaire setting forth the information specified below.

        The selling security holders may offer all, some or none of the notes or common stock into which the notes are convertible. In addition, the selling security holders may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling security holder beneficially owns one percent or more of the notes or of our common stock, assuming conversion of the selling security holders' notes, except as otherwise indicated in the table below.

        Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

        The table of selling security holders contained on pages 55-57 of the prospectus dated November 8, 2004 is hereby amended and replaced by the table set forth below.

Name	Principal Amount of Notes Beneficially Owned and Offered		Shares of Common Stock Beneficially Owned Prior to Offering(1)	Conversion Shares Offered(2)	Notes Owned After Completion of Offering(3)	Common Stock Owned After Completion of Offering(3)	Material Relationships(4)
Acuity Master Fund, Ltd	$8,600,000	(5)	—	385,823	—	—	None
AG Domestic Convertibles L.P.	$3,000,000		—	134,589	—	—	None
AG Offshore Convertibles Ltd.	$7,000,000	(6)	—	314,042	—	—	None
AHFP Context	$775,000		—	34,768	—	—	None
Amaranth LLC	$30,000,000	(7)	—	1,345,896	—	—	None
Argent Classic Convertible Arbitrage Fund L.P.	$2,580,000		—	115,747	—	—	None
Argent Classic Convertible Arbitrage Fund II, L.P.	$300,000		—	13,458	—	—	None
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$15,150,000	(8)	—	679,677	—	—	None
Argent LowLev Convertible Arbitrage Fund LLC	$1,720,000		—	77,164	—	—	None
Argent LowLev Convertible Arbitrage Fund II, LLC	$230,000		—	10,318	—	—	None
Argent Lowlev Convertible Arbitrage Fund Ltd.	$12,940,000	(9)	—	580,529	—	—	None
Aristeia Trading LLC	$3,600,000		—	161,507	—	—	None
Aristeia International Limited	$23,001,000	(10)	—	1,031,898	—	—	None
Basso Multi-Strategy Holding Fund Ltd.	$2,500,000		—	112,158	—	—	None
Citigroup Global Markets Inc.	$2,469,000		—	110,767	—	—	None
Class C Trading Company, Ltd.	$860,000		—	38,582	—	—	None
Continental Assurance Company on behalf of its Separate Account(E)	$500,000		—	22,431	—	—	None
Continental Casualty Company	$4,500,000	(11)	—	201,884	—	—	None
Context Convertible Arbitrage Fund, LP	$4,500,000	(12)	—	201,884	—	—	None
Context Convertible Arbitrage Offshore, Ltd.	$12,925,000	(13)	—	579,856	—	—	None
Credit Suisse First Boston Europe Ltd.	$42,370,000	(14)	—	1,900,853	—	—	None
Custom Investments PCC, Ltd.	$580,000		—	26,020	—	—	None
Deutsche Bank Securities Inc.	$22,620,000	(15)	—	1,014,805	—	—	None
FHS Trading, Ltd.	$3,000,000		—	134,589	—	—	None
Goldman Sachs & Co.	$20,000,000	(16)	—	897,264	—	—	None
HBK MasterFund L.P	$2,500,000		6,529,700	112,158	—	6,529,700	None
HFR CA Global Select Master Account	$560,000		—	25,123	—	—	None
KBC Financial Products USA, Inc.	$1,000,000		—	44,863	—	—	None
Lehman Brothers, Inc.	$1,100,000		—	49,349	—	—	None
Lyxor/Context Fund Ltd.	$2,450,000		—	109,914	—	—	None
Lyxor Master Fund	$1,720,000		—	77,164	—	—	None
Marathon Global Convertible Master Fund, Ltd.	$13,000,000	(17)	—	583,221	—	—	None
Merrill Lynch, Pierce, Fenner & Smith, Inc.	$8,500,000	(18)	—	381,337	—	—	None

National Bank of Canada	$1,875,000		—	84,118	—	—	None
Nomura Securities International Inc	$25,000,000	(19)	315,600	1,121,580	—	315,600	None
Oak Hill Contingent Capital Fund Ltd.	$5,500,000	(20)	—	246,747	—	—	None
Partners Group Alternative Strategies PCC Ltd.	$1,130,000		—	50,695	—	—	None
RFE Company LLC	$1,950,000		—	87,483	—	—	None
Royal Bank of Canada (Norshield)	$1,350,000		—	60,565	—	—	None
Silver Convertible Arbitrage Fund, LDC	$1,100,000		—	49,349	—	—	None
Sutton Brook Capital Portfolio L.P.	$10,000,000	(21)	—	448,632	—	—	None
TempoMaster Fund, L.P.	$35,500,000	(22)	—	1,592,643	—	—	None
Univest Convertible Arbitrage Fund II (Norshield)	$325,000		—	14,580	—	—	None
UBS AG London Branch	$28,000,000	(23)	4,377,700	1,256,169	—	4,377,700	None
UBS O'Connor f/b/o O'Connor Global Merger & Acquisition Trading Master Limited	$5,000,000	(24)	—	224,316	—	—	None
Xavex Convertible Arbitrage 2 Fund	$450,000		—	20,188	—	—	None
Xavex Convertible Arbitrage 10 Fund	$1,270,000		—	56,976	—	—	None

(1)
Does not include shares of common stock issuable upon conversion of the notes.

(2)
Represents shares of common stock issuable upon conversion of the notes that are beneficially owned and offered by the selling security holder, assuming a conversion ratio of 44.8632 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share interest. The number of shares issuable upon conversion is subject to adjustment as described under "Description of the Notes—Conversion Rights."

(3)
Assumes that all of the notes and/or all of the common stock into which the notes are convertible are sold.

(4)
Includes any position, office or other material relationship which the selling security holder has had within the past three years with Caesars Entertainment, Inc. or any of its predecessors or affiliates.

(5)
Represents a beneficial ownership of 2.3% by Acuity Master Fund, Ltd. of the notes outstanding.

(6)
Represents a beneficial ownership of 1.8% by AG Offshore Convertibles Ltd. of the notes outstanding.

(7)
Represents a beneficial ownership of 8.0% by Amaranth LLC of the notes outstanding.

(8)
Represents a beneficial ownership of 4.0% by Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. of the notes outstanding.

(9)
Represents a beneficial ownership of 3.4% of Argent Lowlev Convertible Arbitrage Fund Ltd. of the notes outstanding.

(10)
Represents a beneficial ownership of 6.1% by Aristeia International Limited of the notes outstanding.

(11)
Represents a beneficial ownership of 1.2% by Continental Casualty Company of the notes outstanding.

(12)
Represents a beneficial ownership of 1.2% by Context Convertible Arbitrage Fund L.P. of the notes outstanding.

(13)
Represents a beneficial ownership of 3.4% by Context Convertible Arbitrage Offshore, Ltd. of the notes outstanding.

(14)
Represents a beneficial ownership of 11.2% by Credit Suisse First Boston Europe Ltd. of the notes outstanding.

(15)
Represents a beneficial ownership of 6.0% by Deutsche Bank Securities Inc. of the notes outstanding.

(16)
Represents a beneficial ownership of 5.3% by Goldman Sachs & Co. of the notes outstanding.

(17)
Represents a beneficial ownership of 3.4% by Marathon Global Convertible Master Fund, Ltd. of the notes outstanding.

(18)
Represents a beneficial ownership of 2.2% by Merrill Lynch, Pierce, Fenner & Smith, Inc. of the notes outstanding.

(19)
Represents a beneficial ownership of 6.6% by Nomura Securities International Inc. of the notes outstanding.

(20)
Represents a beneficial ownership of 1.4% by Oak Hill Contingent Capital Fund Ltd. of the notes outstanding.

(21)
Represents a beneficial ownership of 2.6% by Sutton Brook Capital Portfolio L.P. of the notes outstanding.

(22)
Represents a beneficial ownership of 9.4% by TempoMaster Fund, L.P. of the notes outstanding.

(23)
Represents a beneficial ownership of 7.5% by UBS AG London Branch of the notes outstanding.

(24)
Represents a beneficial ownership of 1.3% by UBS O'Connor f/b/o O'Connor Global Merger & Acquisition Trading Master Limited of the notes outstanding.

        Investing in the notes involves risks some of which are described in the "Risk Factors" section beginning on page 11 of the prospectus.

        None of the Securities and Exchange Commission (the "SEC"), any state securities commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Mississippi Gaming Commission, the Louisiana Gaming Control Board, the Delaware State Lottery Office, the Indiana Gaming Commission, the New Jersey Casino Control Commission, the New Jersey Division of Gaming Enforcement or any other gaming authority has passed upon the adequacy or accuracy of this prospectus or the investment merits of the notes offered hereby. Any representation to the contrary is unlawful.

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Prospectus Supplement No. 1 dated December 9, 2004 (To Prospectus dated November 8, 2004)